SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

MATRIXX INITIATIVES, INC.
(Name of Subject Company)
MATRIXX INITIATIVES, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
57685L105
(CUSIP Number of Class of Securities)

Samuel C. Cowley
Executive Vice President, General Counsel and Secretary
Matrixx Initiatives, Inc.
8515 E. Anderson Drive
Scottsdale, Arizona 85255
(602) 385-8888
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Matthew P. Feeney Snell & Wilmer L.L.P One Arizona Center 400 E. Van Buren Street Phoenix, Arizona 85004-2202 (602) 382-6000	Stephen M. Kotran Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 (212) 558-4000
☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Introduction
This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (which, together with any amendments and supplements thereto, collectively constitute this “Schedule”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Matrixx Initiatives, Inc., a Delaware corporation (the “Company”), on December 22, 2010. This Schedule relates to the tender offer by Wonder Holdings, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Wonder Holdings Acquisition Corp., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company, including the associated rights issued pursuant to the Rights Agreement, dated as of July 22, 2002 between the Company and Corporate Stock Transfer, Inc. (the shares of the common stock of the Company, together with the associated rights, collectively referred to as the “Shares”), at a price of $8.00 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase, dated December 22, 2010, and in the related letter of transmittal, dated December 22, 2010, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on December 22, 2010.
Except as otherwise set forth below, the information set forth in the Schedule remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule.
ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
          Item 3(a), “Arrangements with Current Executive Officers, Directors and Affiliates of the Company,” is hereby amended and supplemented by amending and restating the section titled “Treatment of Restricted Stock; Cash Payable for Outstanding Shares of Common Stock Pursuant to the Offer,” beginning on page 26, as follows below. The following is intended to update the stock ownership information previously disclosed to include the grants of restricted stock made to non-employee directors on January 3, 2011 (as part of their standard annual compensation) and to reflect the fact that the restricted stock will vest upon the change of control occurring upon consummation of the Offer rather than at the Effective Time.
     “Treatment of Restricted Stock; Cash Payable for Outstanding Shares of Common Stock Pursuant to the Offer
     The Company has granted forfeitable Shares (the “Restricted Stock”) under the Matrixx Initiatives Inc. 2001 Long-Term Incentive Plan, as amended (the “Company Stock Plan”), to its executive officers and its non-employee directors. The acceptance by Purchaser of 15% or more of the Shares pursuant to the Offer will constitute a “change of control” under the Company Stock Plan that will cause each Share of Restricted Stock granted to executive officers and non-employee directors to vest and become non-forfeitable in accordance with the terms of the Company Stock Plan.
     As of January 10, 2011, the directors and executive officers of the Company beneficially owned, in the aggregate, 392,038 Shares, including 127,315 Shares of Restricted Stock (in addition to Shares issuable upon exercise of options, which are discussed below). Pursuant to the Merger Agreement and the terms of the Company Stock Plan, each outstanding Share of Restricted Stock will vest in full upon acceptance of the Shares for payment by Purchaser and, if not tendered into the Offer, as of the Effective Time, will be converted to the right to receive, as soon as reasonably practicable after the Effective Time, an amount in cash for each such Share equal to the Offer Price, less any required withholding taxes. If the directors and executive officers were to tender all 392,038 Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and officers would receive an aggregate of $3,136,304 in cash for those Shares.
     The table below sets forth the number of Shares of Restricted Stock held by executive officers of the Company that will vest upon the change of control, and the amount of cash consideration they will receive for those Shares.

Executive Officer	Restricted Stock	Cash Consideration
William J. Hemelt	23,158	$185,264
Samuel C. Cowley	23,647	$189,176
Timothy L. Clarot	15,078	$120,624
James A. Marini	15,014	$120,112
William J. Barba (1)	1,400	$11,200

(1)	Consistent with the Company’s past practices, upon the appointment of Mr. Barba to the position of Vice President, Finance and Accounting, on May 6, 2010, Mr. Barba was entitled to receive a Restricted Stock Award equal to his then-current base salary ($175,000) divided by the Nasdaq closing price of the Shares on that date, $4.96. This would have resulted in a grant to Mr. Barba of 35,283 Shares of Restricted Stock. On that date, however, the Compensation Committee determined not to approve a Restricted Stock grant to Mr. Barba because of the ongoing, non-public discussions between the Company and affiliates of Parent and Purchaser regarding a potential acquisition of the Company. On December 13, 2010, the Compensation Committee approved a cash award to Mr. Barba in the amount of $282,264, payable upon the consummation of the Offer, reflecting the cash payment that Mr. Barba would have received in connection with the Offer had he received the 35,283 Shares of Restricted Stock on May 6, 2010. Those Shares would have fully vested as a result of the consummation of the Offer, which would have resulted in a cash payment to Mr. Barba in an amount equal to the number of Shares of Restricted Stock (35,283) multiplied by the Offer Price ($8.00), or $282,264.
     The table below sets forth the number of Shares of Restricted Stock held by non-employee directors of the Company that will vest upon the change of control, and the amount of cash consideration they will receive for those Shares.

Non-Employee Directors	Restricted Stock (1)	Cash Consideration
William C. Egan	8,855	$70,800
Lori H. Bush	11,380	$91,040
John M. Clayton	11,073	$88,584
L. White Matthews III	8,855	$70,800
Michael A. Zeher	8,855	$70,800
ITEM 8. ADDITIONAL INFORMATION
          Item 8, “Additional Information” is hereby amended and supplemented by amending, restating and supplementing the last sentence of the sixth paragraph on page 39 of the Schedule under the section titled “Product Liability Matters,” as follows:
“The Company retains the right and option to void and cancel the Settlement Agreement in its entirety, at its sole discretion, if prior to the close of business on January 20, 2011 (the “Settlement Expiration Date”), plaintiffs’ counsel fails to enroll and achieve participation in the settlement program by (a) at least 97% of all plaintiffs and claimants who used a Zicam Cold Remedy Nasal Gel dispensed with a single hole actuator pump and (b) at least 94% of all plaintiffs and claimants who used other Zicam products. In response to the request of plaintiffs’ counsel for additional time to secure the required level of participation, the Company agreed to extend the Settlement Expiration Date to January 31, 2011.”
          Item 8, “Additional Information,” is hereby amended and supplemented by inserting on page 40 of the Schedule, after the section titled “Product Liability Matters,” the following new section titled “Other Legal Proceedings”:

Other Legal Proceedings
          “On January 7, 2011, Floyd Schneider, a purported stockholder of the Company, filed a complaint (the “Schneider Complaint”) on behalf of himself and as a putative class action on behalf of the Company’s public stockholders against all members of the Company Board (the “Individual Defendants”), the Company, Parent and Purchaser in the Superior Court of the State of Arizona for the County of Maricopa. The complaint alleges, among other things, that the Individual Defendants breached their fiduciary duties in connection with the Offer and the Merger by failing to engage in an honest and fair sale process and by providing materially inadequate disclosure and material disclosure omissions regarding the Offer and the Merger and that the Company, Parent and Purchaser have aided and abetted the breach of fiduciary duties. The complaint seeks, among other things, a declaration that the action brought by the complaint is a class action and that plaintiff be certified as the class representative, an order enjoining the transactions contemplated by the Merger Agreement, rescissory damages in the event the transaction is consummated prior to the entry of a final judgment, an accounting of all damages caused by the defendants and all profits and special benefits obtained, and an award to the plaintiff of all costs, including attorneys’ and experts’ fees and expenses. The Company believes that the Schneider Complaint is without merit and intends to contest the case vigorously. The foregoing summary of the Schneider Complaint does not purport to be complete and is qualified in its entirety by reference to the Schneider Complaint, which is furnished herewith as Exhibit (a)(13).”
ITEM 9. EXHIBITS
          Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibit thereto:
“(a)(13)	Complaint dated January 7, 2011, filed in the Superior Court of the State of Arizona, County of Maricopa, captioned Schneider v. Hemelt et al.” (incorporated by reference to Exhibit (a)(5)(A) of Amendment No. 3 to the Schedule TO filed by Parent and Purchaser on January 12, 2011).”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 12, 2011

MATRIXX INITIATIVES, INC
/s/ William Hemelt
William Hemelt
President and Chief Executive Officer